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Exhibit 12.1

Sally Beauty Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratios)

	Fiscal Year Ended September 30,					Six Months Ended March 31,
	2010	2011	2012	2013	2014	2015
Income before provision for income taxes(a)	$227,948	$335,939	$398,732	$412,667	$390,679	$186,775
Add: Total fixed charges (see details below)	172,466	176,715	165,585	176,431	188,960	95,476
Less: Capitalized interest	—	—	—	—	—	—

Total income before provision for income taxes, plus fixed charges, less capitalized interest	$400,414	$512,654	$564,317	$589,098	$579,639	$282,251

Fixed Charges:
Interest expense(b)	$112,982	$112,530	$100,623	$107,695	$116,317	$58,469
Capitalized interest	—	—	—	—	—	—
Estimate of interest included in rental expense(c)	59,484	64,185	64,962	68,736	72,643	37,007

Total fixed charges	$172,466	$176,715	$165,585	$176,431	$188,960	$95,476

Ratio of earnings to fixed charges	2.32x	2.90x	3.41x	3.34x	3.07x	2.96x

(a)
For the fiscal year ended September 30, 2012, income before provision for income taxes excludes $37.8 million in charges related to our December 2011 redemption of certain senior notes and senior subordinated notes.

(b)
Interest expense includes interest associated with debt and the amortization of debt-issuance costs, and is net of interest income. For the fiscal year ended September 30, 2012, interest expense excludes $37.8 million in charges related to our redemption of certain notes, as discussed above.

(c)
Fixed charges include an estimate of interest included in rental payments—one third of rent expense under operating leases.

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  Exhibit 12.1
Sally Beauty Holdings, Inc. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands, except ratios)